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INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference and use in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-109919 of Hartford Life Insurance Company (the "Company") on Form S-2, of our report dated February 19, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's changes in its method of accounting for [a] goodwill and indefinite-lived intangible assets in 2002, [b] derivative instruments and hedging activities in 2001, and [c] the recognition of interest income and impairment on purchased retained beneficial interests in securitized financial assets in 2001), incorporated by reference and appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

Deloitte & Touche LLP
Hartford, Connecticut
February 6, 2004